UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

September 26, 2016 (September 23, 2016)

Date of Report (Date of earliest event reported)

Caesars Acquisition Company

(Exact name of registrant as specified in its charter)

Delaware	001-36207	46-2672999
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Caesars Palace Drive

Las Vegas, Nevada 89109

(Address of principal executive offices) (Zip Code)

(702) 407-6000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Introductory Note

On September 23, 2016, Caesars Interactive Entertainment, LLC, a Delaware limited liability company (“CIE”), an indirect subsidiary of Caesars Acquisition Company (“CAC”), sold its social and mobile games business (the “SMG Business”) to Alpha Frontier Limited, a Cayman Islands exempted company (“Purchaser”) (such sale, together with the transactions contemplated under the Purchase Agreement, the “Sale”), pursuant to the Stock Purchase Agreement, dated as of July 30, 2016 (the “Purchase Agreement”), entered into by and among CIE, Purchaser, and, solely for certain limited purposes described therein, Caesars Growth Partners, LLC, a Delaware limited liability company (“CGP”), and CIE Growth, LLC, a Delaware limited liability company (“CIE Growth”). The Purchaser was backed by a consortium that includes Giant Investment (HK) Limited, an affiliate of Shanghai Giant Network Technology Co., Ltd.; Yunfeng Capital; China Oceanwide Holdings Group Co., Ltd.; China Minsheng Trust Co., Ltd.; CDH China HF Holdings Company Limited and Hony Capital Fund.

In connection with the Sale and related restructuring, CIE retained its World Series of Poker (“WSOP”) and regulated online real money gaming (“RMG”) businesses. CIE also granted an exclusive, royalty bearing license to Playtika, Ltd., a CIE subsidiary constituting part of the SMG Business (“Playtika”), with respect to the WSOP and other WSOP-related trademarks owned by CIE or its affiliates and an exclusive royalty bearing sublicense with respect to certain trademarks for continued use in Playtika’s social and mobile games business.

The descriptions of the Purchase Agreement and the transactions contemplated thereby in this Current Report on Form 8-K do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by CAC with the Securities and Exchange Commission (the “SEC”) on August 1, 2016 and is incorporated herein by reference.

Item 1.01	Entry into Material Definitive Agreement

Amendment to the CGP Operating Agreement

In connection with the closing of the Sale (the “Closing”), on September 23, 2016, CAC, Caesars Entertainment Corporation (“CEC”) and certain subsidiaries of CEC (the “CEC Members”) entered into an amendment to the Amended and Restated Limited Liability Company Agreement of CGP (the “CGP Operating Agreement Amendment”), to, among other things, permit CGP following the Closing to make one or more non-pro rata special distributions to (a) the CEC Members of up to $200 million for professional fees and up to $50 million to replenish a deposit previously made by CEC for the support of a proposed casino project in South Korea, and (b) CAC of up to $300 million to pay tax liabilities resulting from the Sale. The CGP Operating Agreement Amendment also provides that upon a liquidation, partial liquidation or sale of material assets, following the existing preferential return to all units held by CAC, the CEC Members shall receive an amount equal to the difference between (x) the amount the CEC Members would have received had the special distributions been made pro rata based on the members’ respective company percentage interests in CGP as of the Closing and (y) the amount of special distributions actually received by the CEC Members.

The foregoing description of the CGP Operating Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the CGP Operating Agreement Amendment, which is filed as Exhibit 10.1 hereto, and is incorporated herein by reference.

Item 1.02	Termination of Material Definitive Agreement

The information provided in the Introductory Note of this Current Report on Form 8-K is incorporated by reference herein.

Termination of the CIE Management Investor Rights Agreement

In connection with the Closing, CIE terminated (a) that certain Amended and Restated CIE Management Investor Rights Agreement, dated November 22, 2010 as amended, among CIE, CGP, CIE Growth and the other stockholders party thereto (the “MIRA”) and (b) that certain Adoption Agreement, dated as of March 30, 2012, among Rock Gaming Interactive LLC (“Rock Gaming”), CIE, CGP and CIE Growth (the “Adoption Agreement”). Such termination of the MIRA and the Adoption Agreement became effective at the Closing.

Termination of the CIE Liquidity Plan

In connection with the Closing, CIE terminated the CIE Liquidity Plan, effective at the Closing.

Item 2.01	Completion of Acquisition or Disposition of Assets

The information provided in the Introductory Note of this Current Report on Form 8-K is incorporated by reference herein.

As described above, on September 23, 2016, the Closing of the Sale occurred. CIE received $4.4 billion in cash, subject to customary purchase price adjustments for net working capital, cash, and transaction expenses (such proceeds from the Sale, the “CIE Proceeds”), of which $264,000,000 was placed in escrow to secure the potential indemnity claims of Purchaser under the Purchase Agreement (the “Indemnity Escrow”). In connection with the Closing, CAC will file certain pro forma financial information related to the Sale with an amendment to this Current Report on Form 8-K within four business days of the Closing.

Pursuant to the Purchase Agreement, CIE agreed to hold a portion of the CIE Proceeds in a separate maintenance account until the occurrence of certain bankruptcy release events, as further detailed in the Purchase Agreement. In connection with the Closing, and pursuant to the Purchase Agreement and the CIE Proceeds and Reservation of Rights Agreement (including exhibits thereto, the “CIE Proceeds Agreement”), dated September 9, 2016, entered into among CAC, CIE, CEC and Caesars Entertainment Operating Company, Inc., a majority owned subsidiary of CEC (“CEOC”), CIE agreed to deposit into an escrow account (the “CIE Escrow Account”) the CIE Proceeds in excess of the sum of: (a) certain amounts used for the payment of transaction expenses related to the Closing, (b) distributions to minority shareholders or equity holders of CIE related to the repurchase of CIE equity interests held by such holders, and (c) certain tax payments. In connection with the Closing, CIE deposited into the CIE Escrow Account the portion of the CIE Proceeds required by the CIE Proceeds Agreement. The funds in the CIE Escrow Account may only be released pursuant to the terms set forth in the CIE Proceeds Agreement.

The description of the CIE Proceeds Agreement and the transactions contemplated thereby in this Current Report on Form 8-K do not purport to be complete and are qualified in their entirety by reference to the CIE Proceeds Agreement, a copy of which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by CAC with the SEC on September 12, 2016 and is incorporated herein by reference.

Item 5.02(e) Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The information provided in the Introductory Note of this Current Report on Form 8-K is incorporated by reference herein.

Repurchase of CIE Minority Stockholders and Acceleration and Cancellation of CIE Equity Awards

In connection with the Closing, CIE repurchased, immediately prior to the Closing, all of the shares of CIE common stock held by Rock Gaming Interactive LLC, and its minority investors, including Mitchell Garber, CAC’s Chief Executive Officer and President, Craig Abrahams, CAC’s Chief Financial Officer, and Michael Cohen, CAC’s Senior Vice President, Corporate Development, General Counsel and Corporate Secretary (together with Rock Gaming, the “Minority Investors”), for the right to receive cash payments representing the fair market value of the shares of CIE common stock at the Closing, consisting of (a) a pro-rata portion of the CIE Proceeds and (b) a pro-rata portion of the fair market value of the WSOP and RMG businesses remaining with CIE following the Sale plus CIE cash on hand at Closing (the “CIE Remainder Value”).

None of the outstanding CIE stock options, restricted stock units or warrants were assumed by the Purchaser in the Sale. In connection with the Sale, and pursuant to the permitted authority under the Purchase Agreement and CIE’s Amended and Restated Management Equity Incentive Plan, CIE also accelerated the vesting of all of the outstanding options, restricted stock units and warrants of CIE (collectively, “CIE equity awards”), and, effective immediately prior to the Closing, the cancellation of all such CIE equity awards in exchange for the right to receive cash payments equal to the amounts to be paid to the Minority Investors, as described above.

The total per share CIE Proceeds to be delivered to the equity award holders and Minority Investors is subject to any purchase price adjustment pursuant to the Purchase Agreement and the release of proceeds, if any, from the Indemnity Escrow at the end of the escrow period, and will be paid to the Minority Investors and the CIE equity award holders as and when such amounts are paid to CIE under the Purchase Agreement. The estimated CIE Remainder Value was determined by CAC’s Board of Directors based, in part, on the CAC’s Board’s review and consideration of a third party valuation, and estimated CIE cash on hand at Closing. The final CIE Remainder Value will be determined at the time of any purchase price adjustment payment is made to CIE under the Purchase Agreement and an additional payment may be made at that time.

The portion of the CIE Proceeds to be paid at Closing per share of CIE common stock is $26,075. The portion of the estimated CIE Remainder Value to be paid at Closing per share of CIE common stock is $1,543. If the entire amount in the Indemnity Escrow is released to CIE, each Minority Stockholder and former holder of equity awards would receive an additional payment of approximately $1,679 per share.

Each of Messrs. Garber, Abrahams and Cohen held CIE equity awards that were accelerated and cancelled as described above in exchange for the right to receive the payments described above. A description of the outstanding CIE equity awards held by each of Messrs. Garber, Abrahams and Cohen is set forth under “Executive Compensation — Outstanding Equity Awards at Fiscal Year-End” in CAC’s Definitive Proxy Statement on Schedule 14A filed by CAC with the SEC on March 24, 2016 and incorporated herein by reference. The number of shares of CIE common stock beneficially owned by each of Messrs. Garber and Cohen that were repurchased by CIE as described above were 1,024.0785 and 14.5212 respectively. Mr. Abrahams did not own any shares of CIE common stock.

Tax Reimbursement and Indemnity Agreements

In connection with the Closing, on September 23, 2016, CIE entered into Tax Reimbursement and Indemnity Agreements with Mitchell Garber (the “Garber Tax Reimbursement and Indemnity Agreement”) and Craig Abrahams (the “Abrahams Tax Reimbursement and Indemnity Agreement”), which provide for tax gross up payments to and/or indemnification of these executive officers for any exposure with respect to the excise taxes imposed by Sections 280G and 4999 of the Internal Revenue Code (the “Excise Tax”) as a result of the proceeds to be received by them in connection with the repurchase of their CIE Shares and the acceleration and cash out of their equity awards, as described above. The payments under these agreements are solely to reimburse these executive officers for their Excise Tax exposure (and any related taxes or penalties or interest on such Excise Taxes) and they will not receive any payments above and beyond such amounts.

Mr. Abrahams’ total gross-up payments under the Abrahams Tax Reimbursement and Indemnity Agreement will be approximately $4.2 million. Under the Garber Tax Reimbursement and Indemnity Agreement, no gross-up payment was paid to Mr. Garber at the Closing. Because it is expected that Mr. Garber’s Excise Tax will be fully creditable against his Canadian income tax liability, instead of a gross-up payment at Closing, Mr. Garber will receive an indemnity from CIE for any exposure in the event that U.S. and/or Canadian tax authorities determine that Mr. Garber’s payments are subject to the Excise Tax which are not fully creditable against his Canadian tax liabilities (up to a maximum gross-up payment of $10 million to Mr. Garber). The foregoing description of the Garber Tax Reimbursement and Indemnity Agreement and the Abrahams Tax Reimbursement and Indemnity Agreement does not purport to be complete and is qualified in its entirety by reference to the Garber Tax Reimbursement and Indemnity Agreement and the Abrahams Tax Reimbursement and Indemnity Agreement, which are filed as Exhibits 10.2 and 10.3 hereto, and are incorporated herein by reference.

Important Additional Information

Pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2016, between CAC and CEC, among other things, CAC will merge with and into CEC, with CEC as the surviving company (the “Merger”). In connection with the Merger, CAC and CEC will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Stockholders are urged to read the Registration Statement and joint proxy statement/prospectus regarding the Merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of such joint proxy statement/prospectus, as well as other filings containing information about CAC and CEC, at the SEC’s website (www.sec.gov), from CAC Investor Relations (investor.caesarsacquisitioncompany.com) or from CEC Investor Relations (investor.caesars.com).

Forward-Looking Statements

This filing contains or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as “may,” “will,” “contemplated,” “might,” “expect,” “intend,” “could,” “would,” or “estimate,” or the negative of these words or other words or expressions of similar meaning may identify forward-looking statements and are found at various places throughout this Form 8-K. These forward-looking statements, including, without limitation, those relating to the consummation of the transactions, future actions, new projects, strategies, future performance, the outcome of contingencies such as legal proceedings and future financial result, wherever they occur in this filing, are based on CAC management’s current expectations about future events and are necessarily estimates reflecting the best judgment of management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements.

Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors, as well as other factors described from time to time in CAC’s reports filed with the SEC (including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained therein): unexpected costs, charges or expenses resulting from the transactions contemplated by the Purchase Agreement; and potential adverse reactions or changes to business relationships resulting from the completion of the transactions contemplated by the Purchase Agreement.

You are cautioned to not place undue reliance on these forward-looking statements, which speak only as of the date of this filing. CAC undertakes no obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(b)	Pro Forma Financial Information.

The unaudited pro forma consolidated financial statements of CGP giving pro forma effect to the disposition of the SMG Business for the years ended December 31, 2015, 2014 and 2013 and the six months ended June 30, 2016 are not included in this Current Report on Form 8-K, and will be filed with an amendment to this Current Report on Form 8-K within four business days of the Closing.

(d)	Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description

10.1	First Amendment to the Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013, dated as of September 23, 2016, entered into by and among (i) Caesars Acquisition Company, in its capacity as Caesars Growth Partners, LLC’s managing member and as a member of Caesars Growth Partners, LLC, (ii) HIE Holdings, Inc., (iii) Harrah’s BC, Inc. and (iv) Caesars Entertainment Corporation.

10.2	Tax Reimbursement and Indemnity Agreement, dated as of September 23, 2016, by and between Caesars Interactive Entertainment, Inc. and Mitchell Garber.

10.3	Tax Reimbursement and Indemnity Agreement, dated as of September 23, 2016, by and between Caesars Interactive Entertainment, Inc. and Craig Abrahams.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 26, 2016		Caesars Acquisition Company

	By:	/s/ Craig J. Abrahams
Craig J. Abrahams Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	First Amendment to the Amended and Restated Limited Liability Company Agreement of Caesars Growth Partners, LLC, dated as of October 21, 2013, dated as of September 23, 2016, entered into by and among (i) Caesars Acquisition Company, in its capacity as Caesars Growth Partners, LLC’s managing member and as a member of Caesars Growth Partners, LLC, (ii) HIE Holdings, Inc., (iii) Harrah’s BC, Inc. and (iv) Caesars Entertainment Corporation.

10.2	Tax Reimbursement and Indemnity Agreement, dated as of September 23, 2016, by and between Caesars Interactive Entertainment, Inc. and Mitchell Garber.

10.3	Tax Reimbursement and Indemnity Agreement, dated as of September 23, 2016, by and between Caesars Interactive Entertainment, Inc. and Craig Abrahams.